UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2013

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Translation of registrant’s name into English)

550 County Avenue

Secaucus, New Jersey 07094

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EROS INTERNATIONAL PLC

Form 6-K

2

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited; in thousands)

		December 31,	March 31,
	Note	2013	2013
ASSETS
Non-Current assets:
Property, Plant and Equipment		$10,225	$11,680
Goodwill		1,878	1,878
Intangible Assets-trade name		14,000	14,000
Intangible assets-content	3	572,932	535,304
Intangible assets-Others		1,744	2,117
Available-for-sale financial assets		30,385	30,385
Deferred Tax assets		440	569
Total Non-current assets		$631,604	$595,933

Current Assets
Inventories		$740	$793
Trade Receivables and Other receivables		120,779	93,327
Current tax receivable		969	962
Cash and cash equivalents		141,042	107,642
1		263,530	202,724

Total assets		$895,134	$798,657

LIABILITIES
Current liabilities:
Trade and other payables		$33,714	$28,979
Short-term borrowings	4	92,043	79,902
Current Tax Payable		7,235	1,846
Total current liabilities		$132,992	$110,727
1
Non-current liabilities
Long-term borrowings	4	$167,718	$165,898
Other long-term liabilities		421	357
Derivative financial instruments	2	9,699	16,660
Deferred tax		21,555	18,839
Total non-current liabilities		$199,393	$201,754

Total liabilities		$332,385	$312,481
Equity
Share Capital	5	$26,322	$22,653
Share Premium		218,939	159,547
Reserves		337,266	311,315
Other components of Equity		(42,204)	(29,432)
JSOP Reserve		(25,505)	(25,505)
1
Equity attributable to equity holders of Eros International Plc		$514,818	$438,578
Non-controlling interest		47,931	47,598
Total equity
Total equity		$562,749	$486,176

Total liabilities and shareholders’ equity		$895,134	$798,657

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited; in thousands, except per share amounts)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Note	2013	2012	2013	2012
Revenue	11	$87,187	$71,272	$172,174	$163,191
Cost of sales		(36,695)	(36,199)	(91,359)	(99,061)
Gross Profit		50,492	35,073	80,815	64,130
Administrative costs		(12,745)	(6,236)	(28,536)	(17,577)
Operating profit		37,747	28,837	52,279	46,553
1
Financing costs		(1,995)	(1,156)	(7,137)	(4,977)
Finance income		309	405	1,292	3,730
Net Finance costs		(1,686)	(751)	(5,845)	(1,247)
Other gains/(losses)	8	(5,758)	657	(581)	(9,129)
Profit before tax		30,303	28,743	45,853	36,177

Income Tax expense		(11,191)	(7,514)	(15,099)	(9,457)

Profit for the period		$19,112	$21,229	$30,754	$26,720

Attributable to:

Equity holders of Eros International Plc		$15,765	$17,595	$24,576	$21,371
Non-controlling interest		3,347	3,634	6,178	5,349
1
Earnings per share (cents)
Basic Earnings per share	7	39.2	44.6	57.9	54.2
Diluted earnings per share		38.9	44.2	57.7	53.8

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; in thousands)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2013	2012	2013	2012
Profit for the period	$19,112	$21,229	$30,754	$26,720
Other comprehensive income/(loss):
Items that will not be subsequently reclassified to profit and loss
Revaluation of Property	—	121	—	121
Items that will be subsequently reclassified to profit and loss
Exchange differences on translating foreign operations	1,841	(4,653)	(19,542)	(14,094)
Cash flow hedges
Reclassification to profit and loss	308	—	925	—
1	2,149	(4,653)	(18,617)	(14,094)
Total other comprehensive income/(loss) for the period	$2,149	$(4,532)	$(18,617)	$(13,973)
Total other comprehensive income for the period, net of tax	$21,261	$16,697	$12,137	$12,747
1
Attributable to:
Owners of Eros International Plc	$17,383	$14,405	$11,804	$10,135
Non-controlling interests	3,878	2,292	333	2,612

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDING DECEMBER 31, 2013

(Unaudited; in thousands)

		Nine Months Ended December 31,
	Note	2013	2012
Cash flows from operating activities:
Profit before tax		$45,853	$36,177
Adjustments for:
Depreciation		519	689
Share-based payment	6	13,721	1,371
Amortization of intangibles assets - content		71,566	75,079
Amortization of other intangibles assets		325	457
Non-cash items		(6,372)	8,528
Net finance charge		5,845	1,247
Loss on sale of property, plant and equipment		5	389
Movement in trade and other receivables		(31,608)	(19,014)
Movement in Inventories		31	194
Movement in trade and other payables		(764)	19,556

Cash generated from operations		99,121	124,673
Interest paid		(5,215)	(4,645)
Income taxes paid		(3,297)	(5,007)
Net cash generated from operating activities		$90,609	$115,021

Cash flows from investing activities:
Purchases of property, plant and equipment		(90)	(55)
Proceeds from disposal of property, plant and equipment		12	241
Purchase of intangible film rights and related content		(128,132)	(144,301)
Purchase of intangible assets others		(84)	(199)
Interest received		2,004	4,562
Net cash used in investing activities		$(126,290)	$(139,752)

Cash flows from financing activities:
Proceeds from issue of share capital		50,554	—
Proceeds from Disposal of Subsidiary Shares		—	9,527
Repayment of short term debt		(2,875)	(14,334)
Proceeds from issuance of short term debt		21,291	6,937
Proceeds from long term borrowings		18,095	—
Repayment of long term borrowings		(13,977)	(5,857)
Net cash generated from financing activities		$73,088	$(3,727)

Net increase /(decrease)in cash and cash equivalents		37,407	(28,458)
Effect of exchange rate changes on cash and cash equivalents		(4,007)	(5,037)
Cash and cash equivalents, beginning of period		107,642	145,422
Cash and cash equivalents, end of period		$141,042	$111,927

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

6

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

(Unaudited; in thousands)

			Other components of equity				Reserves
	Share Capital	Share Premium Account	Currency Translation Reserve	Available for sale Investments	Revaluation reserve	Hedging Reserve	Reverse Acquisition Reserve	Merger Reserve	Retained Earnings	JSOP reserve	Equity Attributable to shareholders of EROS International PLC.	Non Controlling Interest	Total Equity
	(in thousands)
Balance as of March 31, 2013	$22,653	$159,547	$(32,742)	$5,802	$1,528	$(4,020)	$(22,752)	$62,097	$271,970	$(25,505)	$438,578	$47,598	$486,176

Profit for the period	—	—	—	—	—	—	—	—	24,576	—	24,576	6,178	30,754

Other comprehensive income/(loss) for the period	—	—	(13,697)	—	—	925	—	—	—	—	(12,772)	(5,845)	(18,617)

Total comprehensive income/(loss) for the period	—	—	(13,697)	—	—	925	—	—	24,576	—	11,804	333	12,137

Issue of shares	3,437	47,278	—	—	—	—	—	—	—	—	50,715	—	50,715

Share based compensation	232	12,114	—	—	—	—	—	—	1,375	—	13,721	—	13,721

Balance as of December 31, 2013	$26,322	$218,939	$(46,439)	$5,802	$1,528	$(3,095)	$(22,752)	$62,097	$297,921	$(25,505)	$514,818	$47,931	$562,749

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

7

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

(Unaudited; in thousands)

			Other components of equity				Reserves
	Share Capital	Share Premium Account	Currency Translation Reserve	Available for sale Investments	Revaluation reserve	Hedging Reserve	Reverse Acquisition Reserve	Merger Reserve	Retained Earnings	JSOP reserve	Equity Attributable to shareholders of EROS International PLC.	Non Controlling Interest	Total Equity
	(in thousands)
Balance as of March 31,2012	$21,687	$135,008	$(20,534)	$5,802	$233	$(4,020)	$(22,752)	$57,766	$242,975	$—	$416,165	$38,083	$454,248

Profit for the period	—	—	—	—	—	—	—	—	21,371	—	21,371	5,349	26,720

Other comprehensive income/(loss) for the period	—	—	(11,357)	—	121	—	—	—	—	—	(11,236)	(2,737)	(13,973)

Total comprehensive income/(loss) for the period	—	—	(11,357)	—	121	—	—		21,371	—	10,135	2,612	12,747

Issue of shares to wholly owned trust	966	24,539	—	—	—	—	—	—	—	(25,505)	—	—	—

Share based compensation	—	—	—	—	—	—	—	—	1,371	—	1,371	—	1,371

Changes in ownership interests in subsidiaries that do not result in loss of control	—	—	—	—	—	—	—	4,001	—	—	4,001	5,526	9,527

Balance as of December 31, 2012	$22,653	$159,547	$(31,891)	$5,802	$354	$(4,020)	$(22,752)	$61,767	$265,717	$(25,505)	$431,672	$46,221	$477,893

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

8

EROS INTERNATIONAL PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.   DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros”) and its subsidiaries’ (the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. On November 13, 2013, Eros completed an initial public offering (“IPO”) on the NYSE of 5,000,000 ‘A’ ordinary 30p shares, at a price to the public of $11.00 per share, raising $55 million in new capital before expenses.

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with IFRS, as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our F-1 Registration Statement dated November 12, 2013 for the fiscal period ended March 31, 2013 (the “Registration Statment”). The condensed interim financial statements for the nine months ended December 31, 2013 were approved by the Eros Board of Directors and authorized for issue on February 21, 2014.

Accounting and reporting pronouncement adopted

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the period ended March 31, 2013, except the application of the followings standards IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’ and IFRS 13 ‘ Fair Value Measurements’ effective April 1, 2013. The effect of applying these standards has not resulted in any impact on the classification or accounting treatment of any items within the financial statements, but has led to certain enhanced disclosures.

Accounting and reporting pronouncements not yet adopted

The following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective.

In November 2009, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”), “Classification and Measurement”. This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9. The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity. In November 2013, IASB finalized the new hedge accounting guidance which forms part of IFRS 9. There have been significant changes to the types of transactions eligible for hedge accounting. In addition, the ineffectiveness test was overhauled and replaced with the principle of an ‘economic relationship’.

The mandatory effective date for IFRS 9 is removed temporarily and IASB will determine a new mandatory effective date when it has finalized the requirements for all the other phases of the project to replace IAS 39. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

Seasonality

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

9

Concentrations Risk

Customers

No individual customer accounted for more than 10% of total consolidated revenues for the three and nine months ended December 31, 2013 and 2012. The group trade receivable do not represent a significant concentration of credit risk as of December 31, 2013 or March 31, 2013 due to the variety of customers and their dispersion across many geographic areas.

2.   FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis, they are all category level 2.

Description of type of financial liabilities	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
	(in thousands)
Derivative assets	$4,471	$(4,471)	—
Total	$4,471	$(4,471)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
	(in thousands)
Derivative liabilities	$(14,170)	$4,471	$(9,699)
Total	$(14,170)	$4,471	$(9,699)

There were no identified Level 1 financial instruments at December 31, 2013 and no transfers between Level 1 and 2 during the Nine months ended December 31, 2013.

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar arrangements as at December 31, 2013 are as follows:

	Fair value
	As at
Derivative Instruments	December 31, 2013	March 31, 2013
	(in thousands)
2012 Interest rate cap	$(4,471)	$(2,200)
2012 Interest rate floor	7,085	9,430
2012 Interest rate collar	7,085	9,430
Total	$9,699	$16,660

10

3.   INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at December 31, 2013
Film and content rights	$871,321	$(481,121)	$390,200
Content advances	182,366	—	182,366
Film productions	366	—	366

Non-Current Content assets	$1,054,053	$(481,121)	$572,932

As at March 31,2013
Film and content rights	$766,387	$(396,034)	$370,353
Content advances	163,781	—	163,781
Film productions	1,170	—	1,170

Non-Current Content assets	$931,338	$(396,034)	$535,304

Changes in the main content assets are as follows:

	December 31,	March 31,
	2013	2013
	(in thousands)
Film productions
Opening balance	$1,170	$—
Additions	—	1,170
Transfer to films and content rights	(661)	—
Exchange difference	(143)	—

Closing balance	$366	$1,170

Content advances
Opening balance	$163,781	$162,377
Additions	135,505	174,567
Exchange difference	(12,647)	(5,948)
Transfer to film and content rights	(104,273)	(167,215)

Closing balance	$182,366	$163,781

Film and content rights

Opening balance	$370,353	$310,715
Amortization	(71,566)	(101,955)
Adjustments	—	(771)
Exchange difference	(13,521)	(4,851)
Transfer from other content assets	104,934	167,215

Closing balance	$390,200	$370,353

11

4.   DEBT

	Nominal		As at
	Interest Rate %	Maturity	December 31, 2013	March 31, 2013
			(in thousands)
Asset backed borrowings

Term loan	LIBOR+5.5%	2014-15	$322	$928
Term loan	LIBOR+8.5%	2014-15	—	1,055
Term loan	BPLR+5.5%	2014-15	862	633
Vehicle loans	10.00-15.00%	2014-15	45	91
Term loan	BPLR+2.75%	2016-17	16,166	18,421
Term loan	BPLR+2.75%	2017-18	7,390	6,401
Export credit and overdraft	BPLR+.75-5.25%	2014	23,296	25,600
Export credit and overdraft	LIBOR+3.5%	2014	11,465	13,997
Short Term loan	BPLR+1.9-2.5%	2014	10,457	4,605
Unsecured borrowings
Other borrowings	10.5%	2021-22	9,508	10,257
$175 million revolving facility	LIBOR +1.9% - 2.9% and Mandatory Cost	2016-17	167,500	150,000
Commercial Paper	10.65% –12.25%	2014	15,358	16,579
			262,369	248,567
Less
Cumulative effect of unamortized costs			(2,608)	(2,767)
Installments due within one year and short term borrowings			(92,043)	(79,902)
Long term borrowings - at amortized cost			$167,718	$165,898

Base rate (“BR”) is the interest rate set by Bank of England. Bank prime lending rate (‘BPLR’) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain group assets.

Fair value of the long term borrowing as at December 31, 2013 is $ 187,822,000 (2013:$ $ 176,093,000). Carrying amount of short term borrowings approximates fair value. Fair values of long term financial liabilities have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Group.

On July 31, 2013, HSBC acceded as a lender to the revolving credit facility. HSBC’s participation in the facility is $25.0 million. This increased the total facility amount to $167.5 million, following an amortization of $7.5 million which occurred in July 2013.

5.   ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
Ordinary shares of 10p each at March 31, 2013	200,000,000	20,000
A ordinary shares of 30p each at December 31, 2013	57,778,113	17,333
B ordinary shares of 30p each at December 31, 2013	25,555,220	7,667

	Number of Shares			USD
				(in thousands)
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares
As at March 31, 2012	—		118,316,424	21,687
Issue of shares on April 24,2012	—	—	6,000,943	966
As at March 31, 2013	—	—	124,317,367	22,653
Issue of shares on August 12, 2013	—	—	1,431,000	221
Issue of shares on September 18, 2013	—	—	5,029,935	800
One-for-three stock split and conversion on November 18, 2013	18,037,548	25,555,220	(130,778,302)	23,674
Issue of shares on November 18, 2013	5,481,792	—	—	2,648
As at December 31, 2013	23,519,340	25,555,220	—	26,322

12

On April 24, 2012, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to effect a 3-for-one split of the Company’s share capital pursuant to which each ordinary share of the Company was subdivided into 3 shares at a par value of GBP 0.30 per share on November 18, 2013. Immediately prior to the listing, all the outstanding ordinary shares were converted into 18,037,548 ‘A’ ordinary shares and 25,555,220 ‘B’ ordinary shares. ‘B’ ordinary shares are the shares held by the Founders Group (The “Founders Group” refers to Beech Investments Limited, Olympus Foundation, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla) ‘B’ ordinary shares are entitled to ten votes each and ‘A’ ordinary shares are entitled to one vote each on all matters upon which the ordinary shares are entitled to vote. All other rights of the A and B ordinary shares are the same.

On November 18, 2013, the Company completed the initial public offering of its ‘A’ ordinary shares on the New York Stock Exchange (NYSE), pursuant to which the Company issued and sold 5,000,000 ‘A’ ordinary shares at a price of $11.00 per share. Upon listing of the Company issued 481,792 ‘A’ ordinary shares with a fair market value of $11.00 per share, to satisfy the Share awards and certain contractual arrangement with one of our directors and other eligible employees at a price of $11.00 per share.

All share and per share amounts presented in the unaudited condensed consolidated financial statements have been adjusted on a retroactive basis to reflect the effect of the share split.

6.   SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2013	2012	2013	2012
		(in thousands)
JSOP	$47	$360	$984	$922
Staff Grant	6,869	—	12,346	—
IPO India Plan	136	173	391	449
Total	$7,052	$533	$13,721	$1,371

This charge has been included in administrative costs in the Income statement.

7.   EARNINGS PER SHARE

	Three months ended December 31,				Nine months ended December 31,
	2013		2012		2013		2012
	(in thousands, except earnings per share and the number of shares)
Earnings	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings attributable to the equity holders of the parent	$15,765	$15,765	$17,595	$17,595	$24,576	$24,576	$21,371	$21,371
1
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(113)	—	(176)	—	(97)	—	(161)
1
Adjusted earnings attributable to equity holders of the parent	$15,765	$15,652	$17,595	$17,419	$24,576	$24,479	$21,371	$21,210

Number of shares
Weighted average number of shares	40,200,510	40,200,510	39,438,958	39,438,958	42,449,756	42,449,756	39,438,958	39,438,958
1
Potential or dilutive effect related to share based compensation scheme	—	13,899	—	14,524	—	13,899	—	14,524
1
Adjusted weighted average number of shares	40,200,510	40,214,409	39,438,958	39,453,482	42,449,756	42,463,655	39,438,958	39,453,482
1
Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	39.2	38.9	44.6	44.2	57.9	57.7	54.2	53.8

The above table does not split the earnings per share separately for the A ordinary 30p shares and the B ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the 3-for-1 stock split conversion retroactively.

13

8.   OTHER GAINS AND LOSSES

	Three months ended December 31, 2013		Nine months ended December 31, 2013
	2013	2012	2013	2012
	(in thousands)
Loss on sale of fixed asset	$5	$148	$5	$389
Net foreign exchange (gain)/ losses	(192)	214	(367)	1,407
Net (profit)/ loss on held for trading financial liabilities	(1,959)	(1,019)	(6,961)	7,333
Restructuring charges Restructuring charges	7,904	—	7,904	—
1
	$5,758	$(657)	$581	$9,129

The Company incurred US$ 13,211,000 towards the issue and listing of the ‘A’ ordinary shares of the Company on the NYSE and contemporaneous delisting of AIM listed shares. As the transaction costs incurred relate to more than one transaction, the Company allocated these costs in proportion to the number of existing shares listed on NYSE and the number of shares newly issued. Transaction costs of US$ 5,307,000 attributed towards issue of new shares are recorded in equity. Transactions costs of US$ 7,904,000 attributed towards listing of existing shares are recorded in profit or loss and presented as “Restructuring charges”.

9.   RELATED PARTY

	Details of transaction	As at December 31,2013 Asset (Liability)		As at March 31,2013 Asset (Liability)
		(in thousands)
		(Liability)	Asset	(Liability)	Asset
Redbridge Group Ltd	President fees	$(202)	$—	$—	$50
550 County Avenue	Rent	(463)	135	(390)	135
Line Cross Limited	Rent/Deposit	—	92	(364)	—
NextGen Films Pvt Ltd	Purchase/Sale	—	11,532	—	2,196
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	523	(8)	604
Lulla Family	Rent/Deposit	—	474	(50)	509

Pursuant to a lease agreement that expires on March 31, 2014, Eros International Media Limited leases apartments for studio use 2,750 square feet of real property at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. Beginning in August 2010, the lease requires Eros International Media Limited to pay $5,000 each month under this lease. Pursuant to a lease that expires in September 30 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla (see deposits in the table above).

Pursuant to a lease agreement that expires on March 31, 2015, the Group leases for U.S. corporate offices, the real property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a director. The current lease commenced on April 1, 2010, and requires the Group to pay $11,000 each month.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries. The current lease commenced on November 19, 2009 and requires us to pay $158,000 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay $235,000 in the nine months ended December 31, 2013 and an annual fee set by its Board of Directors of $322,000 in the period ended March 31, 2013, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries.

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The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. NextGen Films Pvt. Ltd. sold film rights $12,483,000 and $10,203,672 to the group in the nine months ended December 31, 2013 and December 31, 2012 respectively. NextGen Films Pvt. Ltd. purchased production services $3,062,000 and $ 229,000 from the group in the nine months ended December 31, 2013 and December 31, 2012 respectively.

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd., an entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, each of which involved the purchase and sale of film rights. Everest Entertainment Pvt. Ltd. sold film rights $1,000 and $8,000 to the Group in the nine months ended December 31, 2013 and December 31, 2012 respectively.

All of the amounts outstanding are unsecured and will be settled in cash.

10.   CONTRACTUAL OBLIGATIONS

	Total	1 Year	2 to 5 Years
	(in thousands)
As at December 31, 2013	$207,778	$82,945	$124,833

As at March 31, 2013	$235,935	$92,773	$143,162

The Group also has certain contractual arrangements in relation to certain contractual content commitments that would require the Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Group expects that these contingent guarantees totaling at December 31, 2013 $79,179,000 (March 31, 2013: $88,276,000) which are included within the contracted content commitments above, will fall due within the timeframes above.

11.    BUSINESS SEGMENTAL DATA

Eros acquires co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or catalogue. Hence, management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian Diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets, India, North America, Europe and the Rest of the World. Revenues are presented based on customer location.

Revenue by Customer Location

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
	(in thousands)
India	$43,213	$42,687	$86,614	$108,455
Europe	8,315	7,137	17,870	21,148
North America	3,162	3,089	9,075	6,508
Rest of the world	32,497	18,359	58,615	27,080

Total revenue	$87,187	$71,272	$172,174	$163,191

Segment assets	India	North America	Europe	Rest of the World
	(in thousands)
As at December 31, 2013	$223,783	$32	$60,961	$316,003
As at March 31, 2013	$230,143	$44	$32,672	$302,120

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ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc’s (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Registration Statement.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros’ management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros’ future prospects, developments and business strategies. Similarly, statements that describe Eros’ strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros’ control, including but not limited to market conditions and economic conditions. Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in Eros’ Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry. Leveraging these relationships, we have aggregated rights to over 2,000 titles in our library, plus approximately 700 additional films for which we hold digital rights only, including recent and classic titles that span different genres, budgets and languages, and we have distributed a portfolio of over 230 new films over the last three completed fiscal periods and 41 in the nine months ended December 31, 2013. New film distribution across theatrical, television and digital channels along with library monetization provide us with diversified revenue streams.

Summary consolidated results of operations

	Three Months Ended December 31,			Nine Months Ended December 31,
(dollars in millions)	2013	2012	% change	2013	2012	% change
Revenue	$87.2	$71.3	22.3%	$172.2	$163.2	5.5%

Currency comparable revenue(1)	87.2	68.4	27.5%	172.2	154.4	15.5%

Gross profit	50.5	35.1	43.9%	80.8	64.1	26.1%

Operating profit	37.7	28.8	29.5%	52.3	46.6	12.2%

Adjusted EBITDA(2)	45.2	29.4	53.7%	67.2	47.3	42.1%

(1)	Currency comparable revenue for the three months and the nine months ended December 31, 2012 is based on the average rates of exchange for the three and nine months ended December 31, 2013. In the three and nine months ended December 31, 2013, the average rate of exchange used to convert Indian Rupee were INR 60.1 to $1.00 and INR 58.3 to $1.00, respectively.

(2)	A reconciliation of the non-GAAP financial measure Adjusted EBITDA is shown on page 19.

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Revenue

Revenue increased by 22.3% to $87.2 million in the three months ended December 31, 2013, compared to $71.3 million in the three months ended December 31, 2012. For the nine months ended December 31, 2013, revenue increased by 5.5% to $172.2 million, compared to $163.2 million in the nine months ended December 31, 2012. Eros released 15 new films in the three months ended December 31, 2013, of which there were three high budget films and two medium budget films, compared to 24 films in the three months ended December 31, 2012, of which three were high budget films and two were medium budget films. Eros has released 41 new films in the nine months ended December 31, 2013, compared to 66 in the nine months ended December 31, 2012. For further information on the definition of high and medium budget films see the Company’s Prospectus, dated November 12, 2013, filed with the U.S. Securities and Exchange Commission (“the Registration Statement”).

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended December 31, 2013, the aggregate revenue from theatrical, television syndication and digital and ancillary was $41.3 million, $33.0 million and $12.9 million, respectively, compared to $40.6 million, $17.1 million and $13.6 million, respectively, for the three months ended December 31, 2012. For the nine months ended December 31, 2013, the aggregate revenue from theatrical, television syndication and digital and ancillary was $77.9 million, $65.0 million and $29.3 million respectively, compared to $95.1 million, $36.8 million and $31.3 million, respectively, for the nine months ended December 31, 2012.

Revenue by customer location from India increased 1.2% to $43.2 million in the three months ended December 31, 2013, compared to $42.7 million in the three months ended December 31, 2012, due to overall increases in revenue from comparable new releases offset by a $1.8 million reduction in revenue due to lower translation of Indian Rupee revenues when converted into US Dollars due to exchange rate movement. In the nine months ended December 31, 2013, revenue by customer location in India decreased 20.2% to $86.6 million, compared to $108.5 million in the nine months ended December 31, 2012, primarily attributable to a $8.8 million reduction in revenue as a result of the translation impact due to exchange rate movement, together with lower revenue due to the change in the mix of film releases and the quarterly release pattern of films.

Revenue from Europe increased 16.9% to $8.3 million in the three months ended December 31, 2013, compared to $7.1 million in the three months ended December 31, 2012, primarily due to overall increases in revenue from comparable new releases and catalogue sales. In the nine months ended December 31, 2013 revenue from Europe decreased 15.2% to $17.9 million, compared to $21.1 million in the nine months ended December 31, 2012, due to a decline in production services revenue in the nine months ended December 31, 2013, partially offset by increased contributions from television sales.

Revenue from North America increased 3.2% to $3.2 million in the three months ended December 31, 2013, compared to $3.1 million in the three months ended December 31, 2012. In the nine months ended December 31, 2013 revenue from North America increased 40.0% to $9.1 million, compared to $6.5 million in the nine months ended December 31, 2012, due to increased digital and syndication revenues.

Revenue from the rest of the world increased 76.6% to $32.5 million in the three months ended December 31, 2013, compared to $18.4 million in the three months ended December 31, 2012, due to increased television syndication and digital revenues. In the nine months ended December 31, 2013 revenues from the rest of the world increased 116.2% to $58.6 million, compared to $27.1 million in the nine months ended December 31, 2012, due to an increase in catalogue sales with respect to television as well as digital and ancillary rights, along with the wider theatrical release of some of the Company’s films.

Cost of sales

Cost of sales increased by 1.4% to $36.7 million in the three months ended December 31, 2013, compared to $36.2 million in the three months ended December 31, 2012, primarily due to an increase in amortization costs of $1.1 million reflecting the reduced capitalised cost of the new release slate offset by additions to amortisation of the catalogue films, and a decrease in print and advertising costs of $0.6 million due to the change in the film release pattern in the comparable quarters and variations in costs associated with regional versus Hindi releases. Cost of sales decreased 7.8% to $91.4 million in the nine months ended December 31, 2013, compared to $99.1 million in the nine months ended December 31, 2012. The decrease in cost of sales for the nine months ended December 31, 2013 was mainly the result of a $3.5 million reduction in amortization due in part to the lower capitalized cost of the Company’s new release slate in the nine months ended December 31, 2013 as compared to the release slate in the nine months ended December 31, 2012.

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Gross profit

Gross profit was $50.5 million in the three months ended December 31, 2013, compared to $35.1 million in the three months ended December 31, 2012 and $80.8 million in the nine months ended December 31, 2013, compared to $64.1 million in the nine months ended December 31, 2012. As a percentage of revenue, the Company’s gross profit margin increased to 57.9% in the three months ended December 31, 2013 compared to 49.2% in the three months ended December 31, 2012. Gross profit margin for the nine months ended December 31, 2013 increased to 46.9%, compared to 39.3% in the nine months ended December 31, 2012. The increase in gross profit margin for the three and nine months ended December 31, 2013 is primarily attributable to revenues from the new release slate relative to their cost as well as the significant contribution on revenue from catalogue sales which tend to be very high margin.

Administrative costs

Administrative costs, including rental, legal, travel and audit expenses, were $12.7 million in the three months ended December 31, 2013, compared to $6.2 million in the three months ended December 31, 2012, an increase of $6.5 million, which was driven by an increase of $6.5 million in share based payments in the three months ended December 31, 2013. In the nine months ended December 31, 2013 administrative costs were $28 .5 million, compared to $17.6 million in the nine months ended December 31, 2012, an increase of $10.9 million, which was principally due to an increase of $12.3 million in share based payments in the nine months ended December 31, 2013 partially offset by a reduction in rent and other administrative costs associated with EyeQube, our visual effect studio which closed in August 2012. The increase in share based payments was primarily due to the charge arising from the restricted and unrestricted share grants in the three and nine months ended December 31, 2013.

Other gains and losses.

Other gains and losses in the three months ended December 31, 2013 were a loss of $5.8 million, principally comprised of a $2.0 million interest rate derivative gain and restructuring charges of $7.9 million, compared to a gain of $0.7 million in the three months ended December 31, 2012, principally arising from a $1.0 million interest rate derivative gain. Other gains and losses in the nine months ended December 31, 2013 were a loss of $0.6 million, principally comprised of a $7.0 million interest rate derivative gain and restructuring charges of $7.9 million, compared to a loss of $9.1 million in the nine months ended December 31, 2012, principally arising from a $7.3 million interest rate derivative loss.

Net finance costs

Net finance costs in the three months ended December 31, 2013 were $1.7 million, compared to $0.8 million in the three months ended December 31, 2012 an increase of $0.9 million. Net finance costs in the nine months ended December 31, 2013 were $5.8 million, compared to $1.2 million in the nine months ended December 31, 2012 an increase of $4.6 million. In both periods the increase was primarily due to an increase in outstanding net debt.

Income Taxes

The provisions for income taxes on income were $11.2 million and $15.1 million and effective income tax rates were 36.4% and 32.6% for the three months and nine months ended December 31, 2013. The provisions for income taxes on income were $ 7.5million and $9.5 million and effective income tax rates were 26.1 % and 26.1 % for the three months and nine months ended December 31, 2012. The increases were primarily due to non-deductible amounts in respect of share based compensation and restructuring costs in relation to the NYSE listing offset partially by derivative gains not subject to income tax .

Adjusted EBITDA

Adjusted EBITDA was $45.2 million in the three months ended December 31, 2013 compared to $29.4 million in the three months ended December 31, 2012. The increase in Adjusted EBITDA is primarily attributable to a 53.7% increase in revenues combined with increased margin due to the change in mix of revenue. In the nine months ended December 31, 2013 adjusted EBITDA was $67.2 million compared to $47.3 million in the nine months ended December 31, 2012 an increase of 42.1%.

In addition to the results prepared in accordance with International Financial Reporting Standards (“IFRSs”), the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA (“Adjusted Earnings Before Interest, Tax, Depreciation and Amortization) along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and restructuring charges.

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Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP or IFRS. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	are used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting

The table below presents a reconciliation of our Adjusted EBITDA to net income.

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2013	2012	2013	2012

Net Income	$19.1	$21.2	$30.8	$26.7

Income tax expense	11.2	7.5	15.1	9.5
Net finance costs	1.7	0.8	5.9	1.2
Depreciation	0.2	0.2	0.5	0.7
Amortization (1)	0.1	0.2	0.3	0.5
Share based payments (2)	7.1	0.5	13.7	1.4
Impairments of derivatives	(2.0)	(1.0)	(7.0)	7.3
Restructuring Costs	7.9	—	7.9	—
Adjusted EBITDA	$45.2	$29.4	$67.2	$47.3

(1)	Includes only amortization of intangible assets other than intangible content assets.
(2)	Consists of compensation costs recognized with respect to all outstanding plans and all other equity settle instruments.

Sources and uses of cash

Net cash from operating activities in the nine months ended December 31, 2013 was $90.6 million compared to $115.0 million in the nine months ended December 31, 2012, a decrease of 21.2%, notwithstanding a increase in interest paid and a decrease in taxes in the nine months ended December 31, 2013 of $ 0.6 million and $1.7 million respectively. In addition, there was an increase in working capital of $ 32.4 million in the nine months ended December 31, 2013, primarily due to a $ 0.8 million decrease in trade payables and an increase in trade receivables of $31.6 million, compared to a $19.0 million increase in trade receivables and a $ 19.6million increase in trade payables in the nine months ended December 31, 2012. Net cash used in investing activities in the nine months ended December 31, 2013 was $ 126.3million, compared to $139.8 million in the nine months ended December 31, 2012, a decrease of 9.7%, reflecting a lower investment in film content. Our investment in film content in the nine months ended December 31, 2013 was $128.1 million, compared to $ 144.3million in the nine months ended December 31, 2012, a decrease of $ 16.2million, or 11.2%, reflecting the lower comparable overall cost of films released in the two periods. Net cash from financing activities in the nine months ended December 31, 2013 was $73.1 million, compared to a net cash outflow of $3.7million in the nine months ended December 31, 2012, principally due to the additional net funds raised on the NYSE listing $49.7 million as well as short-term borrowings of $21.3 million.

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PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 1A. Risk Factors

Our risk factors have not changed materially since March 31, 2013. Disclosure about our existing risk factors is set forth in “Risk Factors,” in the Registration Statement.

ITEM 2. Unregistered Sales of Equity Securities and Use of Proceeds

a)	Sales of Unregistered Securities

On November 18, 2013 we issued to one of our directors and other eligible employees an aggregate of 481,792 'A' ordinary 30p shares with a fair market value of $11.00 per share to satisfy share awards and certain contractual arrangements.

The sales of the above securities were exempt from registration under the Securities Act of 1933, as amended (Securities Act), in reliance upon Section 4(2) of the Securities Act, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

(b) Use of Proceeds

On November 12, 2013, our registration statement on Form F-1 (File No. 333-180469) was declared effective by the Securities and Exchange Commission for our initial public offering pursuant to which we sold an aggregate of 5,000,000 shares of our 'A' ordinary 30p shares at a price to the public of $11.00 per share. Deutsche Bank Securities Inc., B of A Merrill Lynch, UBS Investment Bank, Jeffries and Credit Suisse Securities (USA) LLC acted as book runners. The offering commenced as of November 12, 2012 and did not terminate before all of the securities registered in the registration statement were sold. On November 18, 2013, we closed the sale of such shares, resulting in net proceeds to us of $49.7 million after deducting underwriting discounts and commissions of $3.6 million and certain other offering expenses of approximately $1.7 million. No payments were made by us to directors, officers or persons owning ten percent or more of our common stock or to their associates, or to our affiliates. We invested the funds received in short-term bank deposits and reduce short term indebtedness. There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus filed with the Securities and Exchange Commission on November 12, 2013 pursuant to Rule 424(b).

c) Issuer Purchases of Equity Securities

Not applicable.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2014	Eros International Plc

	By:	/s/ Jyoti Deshpande
Name: Jyoti Deshpande
Title: CEO and managing director

	By:	/s/ Andrew Heffernan
Name: Andrew Heffernan
Title: Chief Financial Officer

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